Exhibit 99.1
NEWS RELEASE

STRATASYS ANNOUNCES 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Stratasys’ Board Introduces New Director Nominee with Deep Defense Industry Expertise

MINNETONKA, Minn. & REHOVOT, Israel, October 5, 2026 - (BUSINESS WIRE)- Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2026 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, November 10, 2026, at 3:00 p.m. Israel time, at Meitar Law Offices, 1 Ariel Sharon Street, 36th floor, Givatayim 5320048, Israel. The record date for shareholders entitled to vote at the Meeting is Friday, October 9, 2026.

The agenda for the Meeting is as follows:

1.Re-election of each of Messrs. Yuval Cohen, S. Scott Crump, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. David Chinn, collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2026 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to set their remuneration.

Stratasys’ Board recommends that Stratasys’ shareholders vote in favor of each of the above proposals.

At the Meeting, the affirmative vote of the holders of a majority of the voting power represented in person or by proxy and voting (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals, including, in the case of Proposal 1, for the re-election or initial election of each individual director nominee.

The initial nomination of David Chinn, a new director nominee chosen by Stratasys’ board of directors, aligns with the Company’s ongoing and accelerating strategic focus on the defense industry as a key vertical. Mr. Chinn is a Senior Partner at McKinsey & Company, a global management consulting firm, where he has served in various leadership roles for over 20 years, and as Managing Partner of McKinsey’s Israel office from 2021 to 2025. Mr. Chinn possesses a wealth of defense industry experience and at McKinsey, co-leads the firm's services for defense ministries and armed forces globally. He established McKinsey’s cybersecurity practice and previously led its Social Sector, Healthcare, and Public Sector Entities Practice in Europe. Additional areas of his expertise include strategy, operational transformation, procurement, and large-scale organizational change across multiple industries. Mr. Chinn has led multiyear transformations in aerospace and defense manufacturing, the application of lean management techniques for maintenance operations and the optimization of organization design and personnel management. Since March 2026, Mr. Chinn has also served as a member of the board of

Exhibit 99.1
directors of Ondas Autonomous Systems, the defense and autonomous systems business unit of Ondas Inc. (Nasdaq: ONDS), a leading provider of AI-powered defense and security platforms. The full details of Mr. Chinn’s background will appear in the proxy statement for the Meeting to be sent to Stratasys’ shareholders.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2025 will be presented to, and considered by, Stratasys’ shareholders (which will not involve a vote).

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information Concerning the Annual General Meeting and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys’ shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Chief Communications Officer and VP, Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.stratasys.com.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Monday, November 9, 2026. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 11:00 a.m., Israel time, on Tuesday, November 10, 2026).

The final day on which notice may be submitted to Stratasys pursuant to Section 66(b) of the Companies Law and Section 5A(a) of the Companies Regulations (Notices and Announcements of General Meetings and Class Meetings in Public Companies and Additions of Agenda Items, 5760-2000) promulgated thereunder, shall be October 12, 2026. Any shareholder submitting such a notice should send it to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: Chief Legal Officer, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com. To the extent that the Board determines to amend the notice of the Meeting as a result of any such submission, the Company will publish an updated notice with respect to the Meeting, no later than October 19, 2026, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

Participants in the Solicitation

Stratasys and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Meeting. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 5, 2026. You may obtain free copies of that document from Stratasys using the sources indicated above.

Exhibit 99.1
About Stratasys Ltd.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries including aerospace, automotive, consumer products, and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage of the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Stratasys Investor Relations
Yonah Lloyd
CCO, Vice President - Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.
Released October 5, 2026